UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          DUQUESNE LIGHT HOLDINGS, INC.
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)


                                    266233105
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                                 (CUSIP Number)


                                  Dunia Wright
                        Industry Funds Management Pty Ltd
                           Level 29, 2 Lonsdale Street
                          Melbourne VIC, Australia 3000
                                 (613) 9923 7152
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 11, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  266233105                                     Page 2 of 5 Pages
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      1         NAME OF REPORTING PERSONS

                Industry Funds Management (Nominees) Limited

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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)
                (a) |_|
                (b)  X
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      3         SEC USE ONLY

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                SOURCE OF FUNDS (See Instructions)
      4
                WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
                PURSUANT TO ITEMS 2(d) or 2(e)

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      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Australia
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                                      7      SOLE VOTING POWER

                                             2,017,405 shares
           NUMBER OF           -------------------------------------------------
            SHARES                    8      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          0 shares
             EACH              -------------------------------------------------
          REPORTING                   9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                             2,017,405 shares
                               -------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             0 shares
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,017,405 shares, Common Stock
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   |X|
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.28%(1)
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     ---------------------------------------
     (1) Based on the representation of Duquesne Light Holdings, Inc. ("Duquesne") in Section 3.3(a) of the Stock Purchase Agreement (as defined in Item 4 of the Original Schedule 13D, as defined in Item 1 below) that 79,614,546 shares of the Common Stock (as defined in Item 1 of the Original
     Schedule 13D) were outstanding as of July 3, 2006, and adding to that number (i) the 6,818,827 shares of Common Stock to be issued in connection with



                                Page 2 of 5 Pages

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      14        TYPE OF REPORTING PERSON (See Instructions)

                OO(2)
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     the DIHL Purchase (as defined in Item 4 of the Original Schedule 13D) and
     (ii) the 2,017,405 shares to be issued in connection with the IFM Purchase (as defined in Item 4 of the Original Schedule 13D) (collectively, the "Declared Shares Outstanding").

     (2) Industry Funds Management (Nominees) Limited is a public company incorporated in Australia.


                                Page 3 of 5 Pages

Item 1.  Security and Issuer.


         This Amendment No. 1 amends the Schedule 13D (the "Original Schedule 13D") originally filed on July 17, 2006, on behalf of Industry Funds Management (Nominees) Limited as trustee of the IFM (International Infrastructure) Wholesale Trust ("IFM"), relating to the Common Stock, no par value (the "Common Stock"), of Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Duquesne"). The principal executive offices of Duquesne are located at 411 Seventh Avenue, Pittsburgh, PA 15219. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings set forth in the Original Schedule 13D.


Item 4.  Purpose of Transaction.

         This Item 4 is hereby amended and supplemented as follows:

         On August 11, 2006, the Acquisition was consummated by the parties to the Stock Purchase Agreement. Because both Condition I and Condition II to the Duquesne Purchases were satisfied, Duquesne issued an aggregate of 8,836,232 shares of the Common Stock in the Acquisition; pursuant to the Stock Purchase Agreement, DUET Investment Holdings Limited paid an aggregate purchase price of $109,101,232.00 for 6,818,827 of the Purchased Shares and IFM paid an aggregate purchase price of $32,278,480.00 for 2,017,405 of the Purchased Shares.


                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 14, 2006                                        INDUSTRY FUNDS MANAGEMENT
                                                       (NOMINEES) LIMITED

                                                        /s/ Dunia Wright
                                                       -------------------------
                                                                  Signature

                                                         Dunia Wright, Director
                                                       -------------------------
                                                               Name/Title



                                Page 5 of 5 Pages